Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Aurora Cannabis Inc. (“Aurora” or the “Company”)
500 - 10355 Jasper Avenue
Edmonton, Alberta
T5J 1Y6

Item 2.	Date of Material Change

November 14, 2018.

Item 3.	News Release

A news release with respect to the material change referred to in this report was issued in Canada through the facilities of Canada Newswire and filed on SEDAR on November 14, 2018.

Item 4.	Summary of Material Change

On November 14, 2018, the Company announced the appointment of Dr. Jonathan Page as Chief Science Officer.

Item 5.	Full Description of Material Change
5.1 Full Description of Material Change

On November 14, 2018, the Company announced inter alia, as follows:

The appointment of Dr. Jonathan Page, PhD as the Company’s Chief Science Officer.

In this new role, Dr. Page will oversee all science-related projects at the Company. The Aurora science team develops innovative products for the medical, wellness and adult consumer markets and focuses on delivering industry-leading cultivation results in terms of yields, consistency, quality and efficiency.

Dr. Page is a globally renowned cannabis scientist, with 37 peer-reviewed publications, who was the co-lead of the Canadian team of scientists who first sequenced the cannabis genome. His work also helped discover the biochemical pathways leading to the major cannabinoids. Prior to his appointment, Dr. Page served as CEO of recently acquired Anandia Labs, the world-leading cannabis-focused science company he co-founded.

Aurora has ingrained scientific methods throughout the Company, which it uses to drive efficiencies, medical and plant discovery and product innovation. That approach will only increase with Dr. Page’s appointment. With more than 40 PhD- and MSc-level researchers, Aurora has cutting-edge research programs designed to develop competitive advantages.

An entrepreneurial scientist, Dr. Page co-founded Anandia Labs, which specializes in cannabis genetics, metabolite profiling, plant breeding, disease characterization, and cultivar certification, as well as providing third party independent testing services to producers and patient-cultivators. Dr. Page is an adjunct professor in the Botany Department at the University of British Columbia (UBC) who received his PhD from UBC, undertook postdoctoral training in Germany, and for a decade directed a lab at the National Research Council.

Dr. Page is also an accomplished inventor with eight issued patents or patent applications, and a frequent lecturer on cannabis science at international conferences.

Anandia will continue to operate independently of Aurora. Dr. John Coleman, PhD will be taking over as President at Anandia.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The following senior officer of the Company is knowledgeable about the material change and this Material Change Report and may be contacted:

Terry Booth, Chief Executive Officer (604) 362-5207

Item 9.	Date of Report

December 7, 2018